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                       STATE STREET RESEARCH EQUITY TRUST
                              (the "Registrant")

                                                     Securities Act of 1933
                                                     Registration No 33-4296

                                                     Investment Company Act
                                                     of 1940 File No. 811-4624

                       Securities and Exchange Commission
                             Washington, D.C.  20549

               APPLICATION FOR WITHDRAWAL OF REGISTRATION STATEMENT

                       State Street Research Equity Trust
                             (Name of Registrant)

                                Massachusetts
                           (State of Incorporation)

                             One Financial Center
                       Boston, Massachusetts, 02111-2690
                           (Principal office address)

  Pursuant to Rules 477 and 478 under the Securities Act of 1933, as amended, the undersigned officer of the Registrant hereby requests that the Registration Statement on Form N-1/A, (together with all exhibits thereto, the "Registration Statement"), Securities Act of 1933 File Number 33-4296, Investment Company Act of 1940 File No. 811-4624, relating to shares (the "Shares") of the All-Cap Global Resources Fund (the "Fund") be withdrawn, effective immediately. The Registrant hereby confirms that no shares of the Fund were sold in connection with the offering described in the Registration Statement.

  Please forward a copy of the Order Withdrawing the Registration Statement to the undersigned via facsimile at 617-261-7785 as soon as it is available. If you have any questions regarding this application, do not hesitate to contact the Registrant's legal counsel, Peter T. Fariel of Goodwin Procter LLP at 617-570-1524.

                                            STATE STREET RESEARCH EQUITY TRUST

                                            /s/ Amy L. Simmons
                                            By: Amy L. Simmons
                                            Its: Vice President